[Schulte Roth & Zabel LLP Letterhead]

November 24, 2010

VIA EDGAR

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-0508

Re:	Advantage Advisers Augusta Fund, L.L.C. Investment Company Act of 1940 File No. 811-07641

Ladies and Gentlemen:

On behalf of Advantage Advisers Augusta Fund, L.L.C. (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission, the Fund's Issuer Tender Offer Statement on Schedule TO.

Please call me at (212) 756-2763 if you have any questions regarding this filing.

Thank you for your assistance regarding this matter.

Very truly yours,

/s/ John G. Jerow
                          John G. Jerow